UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               TRIMOL GROUP, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   896274 10 7
                                 (CUSIP Number)

                               Alexander M. Gordin
                     1285 Avenue of the Americas, 35th Floor
                          New York, New York 10019 USA
                                 (212) 554-4394

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 12, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposed of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of above persons (entities only).

      Aluminum-Power, Inc.
      Magnum Associates Ltd.
      Boris Birshtein

2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) X
           (b) N/A

3.    SEC Use Only

4.    Source of Funds (See Instructions) - N/A

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) - No

6.    Citizenship or Place of Organization -

      Aluminum-Power, Inc. - Organized under the laws of Canada
      Magnum Associates Ltd. - Organized under the laws of Ireland Boris Birshtein - Canadian Citizen

Number of Shares Beneficially Owned by Each Reporting Person

7.    Sole Voting Power -

      Aluminum-Power, Inc.:   85,000,000
      Magnum Associates Ltd.:  3,910,000
      Boris Birshtein:         4,837,000

8.    Shared Voting Power -

      Aluminum-Power, Inc.:    85,000,000
      Magnum Associates Ltd.:   3,910,000
      Boris Birshtein:         93,747,000

9.    Sole Dispositive Power -

      Aluminum-Power, Inc.:    85,000,000
      Magnum Associates Ltd.:   3,910,000
      Boris Birshtein:         93,747,000

10.   Shared Dispositive Power -

      Aluminum-Power, Inc.:    85,000,000
      Magnum Associates Ltd.:   3,910,000
      Boris Birshtein:         93,747,000

11.   Aggregate Amount Beneficially Owned by Each Reporting Person -

      Aluminum-Power, Inc.:    85,000,000
      Magnum Associates Ltd.:   3,910,000
      Boris Birshtein:         93,747,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.   Percent of Class Represented by Amount in Row (11) -

      Aluminum-Power, Inc.:   75.3%
      Magnum Associates Ltd.: 0.34%
      Boris Birshtein:        83.0%

14.   Type of Reporting Person (See Instructions) -

      Aluminum-Power, Inc.:  CO
      Magnum Associates Ltd.:  CO
      Boris Birshtein:  IN

ITEM 1.  SECURITY AND ISSUER

      This statement relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Trimol Group, Inc., a Delaware corporation (the "Company" or "Issuer"). The Company has its principal executive office at 1285 Avenue of the Americas, New York, New York 10019.

ITEM 2. IDENTITY AND BACKGROUND

      This statement is an amendment to the Schedule 13D filed on September 3, 2001 on behalf of Aluminum-Power, Inc., Magnum Associates, Ltd., and Boris Birshtein. The statement is required due to the disposition by Aluminum-Power, Inc. of 3,000,000 shares of the Issuer's Common Stock pursuant to a Termination Agreement, which is included herein as Exhibit A. All of the information regarding Magnum Associates, Ltd. and Boris Birshtein is included herein by reference to the previously filed Schedule 13D.

1. (a) Name: Aluminum-Power, Inc. ("Aluminum-Power");

      Place of Organization:   Province of Ontario, Canada

(b)   Principal Office:     87 Scollard Street, Toronto, Ontario Canada, M5R 1G4

(c)   Principal Business:   Research and development of fuel cell technologies.

(d) During the last five years, Aluminum-Power has not been convicted in a criminal proceeding;

(e) During the last five years, Aluminum-Power was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

      Item 3 is not applicable to the transaction because Aluminum-Power disposed of 3,000,000 shares and did not acquire any additional shares of the Issuer's Common Stock.

ITEM 4. PURPOSE OF TRANSACTION

      On February 12, 2003, Aluminum-Power disposed of 3,000,000 shares of the Issuer's Common Stock pursuant to an agreement (the "Termination Agreement") entered into between Aluminum-Power, Eontech R&D, Inc., the Issuer, Eontech Group Inc., AGGI Limited, LLC and Alexander Greenspan. The Termination Agreement is attached hereto as Exhibit A.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 are as follows:

      -------------------------------------------------------------------------------------------------------------
                                             Amount and Nature of Beneficial
            Name of Beneficial Owner                      Owner                        Percent of Class (1)
      -------------------------------------------------------------------------------------------------------------
           Magnum Associates Ltd. (2)
                Greenside House
                45/47 Cuffe St.
               Dublin 2, Ireland                         3,910,000                             0.34%
      -------------------------------------------------------------------------------------------------------------
            Aluminum-Power, Inc. (3)
                87 Scollard St.
            Toronto, Ontario M5R 1G4                    85,000,000                            75.3%
      -------------------------------------------------------------------------------------------------------------
                Boris Birshtein
                87 Scollard St.
            Toronto, Ontario M5R 1G4                    93,747,000(4)                         83.0%
      -------------------------------------------------------------------------------------------------------------

---------------
(1) Based on a total of 112,869,000 shares outstanding, which includes: (i) 101,139,000 shares of Common Stock, (ii) warrants to purchase 1,060,000 shares of Common Stock; (iii) options to purchase 8,120,000 shares of Common Stock granted pursuant to the 2001 Omnibus Plan as amended (the "Omnibus Plan"), and (iv) options to purchase 2,550,000 shares of Common Stock granted outside of the 2001 Omnibus Plan.

(2)   Mr. Birshtein is the sole shareholder of Magnum Associates Ltd.

(3) Mr. Birshtein is an indirect owner of Aluminum-Power. Aluminum-Power's majority shareholder is Eontech Group, Inc. which is directly owned and controlled by Birshtein Holdings, Ltd. Birshtein Holdings, Ltd. is directly controlled by Boris Birshtein.

(4) Includes 4,237,000 shares of common stock owned directly by Mr. Birshtein, 3,910,000 owned by Magnum, warrants to purchase 600,000 shares of common stock, and 85,000,000 shares of common stock owned by Aluminum-Power.

(b) With the exception of Boris Birshtein, each beneficial owner indicated in the chart in (a) above has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the shares of stock that each respectively owns. Mr. Birshtein is the indirect beneficial owner of Magnum and Aluminum-Power, and as such has the sole power to direct the vote and sole power to direct the disposition of the shares of stock listed above in paragraph (a) that each entity respectively owns;

(c) The only transaction that has occurred in the last sixty (60) days is the execution of the Termination Agreement;

(d) Where an interest relates to more than five percent (5%) of the class, the person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities is the same person or entities identified in Item 2;

(e) With the exception of Magnum, all other reporting persons described in paragraph (a) above remain beneficial owners of more than five percent of the class of securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      The relationship among the reporting persons named in Item 2 and with respect to the Termination Agreement are disclosed in Items 2 and 5.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

      Included in this filing as Exhibit A is the Termination Agreement identified in Item 2 above.

SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 16, 2003

                                    ALUMINUM-POWER, INC.

                                    /s/ Jack Braverman
                                    ----------------------------
                                    Name: Jack Braverman
                                    Title: Vice President


                                    MAGNUM ASSOCIATES LTD.

                                    /s/ Boris Birshtein
                                    ----------------------------
                                    Name: Boris Birshtein
                                    Title: President


                                    /s/ Boris Birshtein
                                    -----------------------------
                                    Boris Birshtein

                      EXHIBIT INDEX

--------------------------------------------------------------------------------
Exhibit No.                                Description
--------------------------------------------------------------------------------
     A Termination Agreement dated February 12, 2003 between Trimol Group, Eontech R&D, Inc., Aluminum-Power, Inc., Eontech Group Inc., AGGI Limited, LLC and Alexander Greenspan.
--------------------------------------------------------------------------------

                                    EXHIBIT A

                              TERMINATION AGREEMENT

      AGREEMENT made and entered into as of this 12th day of February, 2003 among Eontech R & D, Inc., a Delaware corporation ("R&D"), Aluminum Power, Inc., an Ontario corporation ("A-P"), Trimol Group, Inc., a Delaware corporation ("Trimol"), Eontech Group Inc., an Ontario corporation ("Eontech"), AGGI Limited, LLC, an Ohio limited liability corporation ("AGGI") and Alexander Greenspan ("Greenspan"). Collectively, R&D, A-P, Trimol, AGGI and Eontech shall be referred to herein as the "Parties".

                               W I T N E S S E T H

      WHEREAS, in anticipation of entering into the Initial Agreement (as defined below), on August 15, 2001 Trimol issued to AGGI options to purchase a total of Two Million (2,000,000) shares of its common stock at an exercise price of $0.50 per share ("Initial Option Agreement"). On August 23, 2001, Trimol issued an amended option agreement to AGGI to purchase a total of Two Million (2,000,000) shares of its common stock at an exercise price of $0.50 per share ("Amended Option Agreement"), thereby rendering the Initial Option Agreement null and void. The Initial Option Agreement and Amended Option Agreement shall be collectively referred to herein as the "Options"; and

      WHEREAS, on August 23, 2001, A-P, Trimol, Eontech and AGGI entered into a Shareholders Agreement in regards to the their ownership positions in R&D ("Shareholders Agreement"); and

      WHEREAS, on August 28, 2001 the Parties entered into an agreement whereby AGGI agreed to provide R&D its plant, equipment and staff to assist R&D in fulfilling certain obligations to Trimol and A-P in exchange for various options to purchase Trimol and Eontech common stock, respectively ("Initial Agreement"); and

      WHEREAS, pursuant to the Initial Agreement, A-P, Trimol and Eontech paid AGGI in full for its research and development efforts on behalf of R&D; and

      WHEREAS, AGGI performed certain additional research and development services for A-P for which it seeks compensation; and

      WHEREAS, the Parties desire (i) to settle and satisfy all outstanding obligations of A-P, Trimol and Eontech to AGGI, Greenspan and R&D and of AGGI and Greenspan to A-P, Trimol, Eontech and R&D and (ii) to terminate the Initial Agreement, the Shareholders Agreement, the Initial Option Agreement and the Amended Option Agreement, respectively, upon the terms and conditions hereinafter set forth.

      NOW, THEREFORE, in consideration of the foregoing premises and covenants, agreements, representations and warranties herein contained, the parties hereto agree as follows:

                                   ARTICLE I

                          CONSIDERATION FOR TERMINATION

            Each of the following shall occur prior to or concurrently with the execution of this Agreement:

      Section 1.1 Satisfaction of all obligation of A-P to AGGI

            (a) In full and complete satisfaction of all obligations owed to AGGI by A-P for services rendered in addition to those performed pursuant the Initial Agreement, AP in its sole capacity, shall herewith transfer to AGGI Three Million (3,000,000) shares of the common stock of Trimol ("Shares"). A-P shall cause the transfer agent to issue such shares to AGGI and such shares shall bear a legend as set forth in Section 4.5 hereof. A-P makes no representation, warranty or guaranty as to the value of the Shares and AGGI acknowledges and assents to A-P's lack of representation, warranty or guaranty regarding such. AGGI hereby agrees that from the date hereof and for the entire period in which AGGI and its successors and assigns own the right, title or interest to the Shares, it shall not sell or otherwise dispose of any of the Shares other than in accordance with this Section 1.1

            (b) AGGI may only sell Five Hundred Thousand (500,000) of any of the Shares transferred to it pursuant to Section 1.1 (a) above in each ninety (90) day period, for the entire period which AGGI owns the Shares.

            (c) AGGI further agrees that Trimol is authorized to place "stop orders" on its books to present any transfer of securities of Trimol by AGGI in violation of this Agreement except for the provision set for the paragraph (b) above.

      Section 1.2 Satisfaction of all obligations of R&D, Trimol and Eontech. In full and complete satisfaction of all obligations owed to AGGI by R&D, Trimol and Eontech pursuant to the Initial Agreement, R&D, Trimol and Eontech shall each execute this Agreement. AGGI acknowledges that any obligations to AGGI from R&D, Trimol or Eontech are satisfied as a result of each such parties execution of this Agreement.

      Section 1.3 Releases.

            (a) A-P Group Release of AGGI. Each of A-P, Trimol, Eontech and R&D, and each of its respective successors and assigns, officers, managers, members and employees (collectively, "A-P Group Releasors") release from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty or equity, which against AGGI, its officers, managers, members, employees, successors and assigns, the A-P Group Releasors ever had, now have or hereafter can, shall or may, have for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of this Agreement.

            (b) AGGI and Greenspan Release of A-P Group. Each of AGGI and Greenspan and each of its respective successors and assigns, officers, managers, members and employees (collectively, "AGGI Releasors"), as the case may be, release from all actions, causes of action, suits, debts, dues, sums of money, accounts, reckonings, bonds, bills, specialties, covenants, contracts, controversies, agreements, promises, variances, trespasses, damages, judgments, extents, executions, claims, and demands whatsoever, in law, admiralty or equity, which against Mr. Boris Birshtein and each of the A-P Group, each of its respective officers, managers, members, employees, successors and assigns as the case may be, AGGI Releasors ever had, now have or hereafter can, shall or may, have for, upon, or by reason of any matter, cause or thing whatsoever from the beginning of the world to the day of this Agreement.

                                   ARTICLE II

                                   TERMINATION

            Section 2.1 Termination of the Initial Agreement, the Shareholders Agreement and the Options. Effective the date hereof, each of the Parties hereto agree that the Initial Agreement, the Shareholders Agreement and the Options are each terminated and shall each be of no further force and effect. AGGI has delivered to Trimol herewith the options to enable Trimol to cancel the same. From and after the date hereof, none of the Parties shall have any further rights, obligations or liabilities under either the Initial Agreement, the Shareholders Agreement or the Options. Notwithstanding the foregoing, the provisions of Article II of the Initial Agreement shall survive and shall continue in full force and effect.

            Section 2.2 Dissolution of R&D. The Parties acknowledge that promptly subsequent to the effectiveness of this Agreement, the A-P Group shall take all necessary steps to dissolve R&D including the cancellation of all R&D stock certificates and other documents evidencing ownership interests in R&D and the return of such documents to A-P. In furtherance of such dissolution, AGGI has delivered hereto the resignation of Alex Greenspan which complies with the form attached hereto as Exhibit A.

                                  ARTICLE III

                   REPRESENTATION AND WARRANTIES OF A-P GROUP

The following representations and warranties are made by each of the A-P Group to AGGI:

            Section 3.1 Organization and Good Standing. Each is a corporation duly organized, validly existing and in good standing under the laws of the state or province of its incorporation, and has full corporate power and authority to own its properties and carry on its business as it is now being conducted.

            Section 3.2 Corporate Matters. All necessary corporate action and all necessary or appropriate third party approvals and consents for the due authorization, execution, delivery and performance of this Agreement, including the issuance and sale of the Shares, have been duly and validly taken or obtained. The execution, delivery and performance of this Agreement by each will not violate or result in a breach of or constitute a default under its organizational documents, by-laws or any agreement or instrument to which each is bound, or any judgment, order or decree to which each is subject. This Agreement constitutes the legal, valid and binding obligation of each enforceable against it in accordance with its terms, except as enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws or general principles of equity relating to creditors' rights generally.

            Section 3.3 Good Title to the Shares. A-P owns and is conveying to AGGI the Shares, free and clear of all liens, mortgages, pledges, security interests, encumbrances or other charges of any kind or description.

            Section 3.4 No Conflicts. The execution and delivery of this Agreement by each party of the A-P Group does not and the performance by AGGI of its obligations under this Agreement will not, conflict with or result in a violation or breach of any of the terms, conditions or provisions of any agreement to which any of the A-P Group parties is a party.

                                   ARTICLE IV

                     REPRESENTATIONS AND WARRANTIES BY AGGI

The following representations and warranties are made as of the date hereof by AGGI to each of the A-P Group:

      Section 4.1 Corporate Existence. AGGI is a limited liability company validly existing and in good standing under the laws of the State of Ohio, and has full corporate power and authority to conduct its business and to the extent now conducted.

      Section 4.2 Corporate Matters. All necessary corporate action and all necessary or appropriate third party approvals and consents for the due authorization, execution, delivery and performance of this Agreement have been duly and validly taken or obtained. The execution, delivery and performance of this Agreement by AGGI will not violate or result in a breach of or constitute a default under its organizational documents, by-laws or any agreement or instrument to which AGGI or its property is bound, or any judgment, order or decree to which AGGI is subject. This Agreement constitutes the legal, valid and binding obligation of AGGI enforceable against it in accordance with its terms, except as enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other laws or general principles of equity relating to creditors' rights generally.

      Section 4.3 No Conflicts. The execution and delivery by AGGI of this Agreement does not and the performance by AGGI of its obligations under this Agreement will not conflict with or result in a violation or breach of any of the terms, conditions or provisions of any agreement to which AGGI is a party.

      Section 4.4 Title. The Options and AGGI's rights under the Initial Agreement including, without limitation, the right to receive payment thereunder are owned by AGGI free and clear of all liens and charges.

      Section 4.5 Investment. AGGI represents and warrants that it is acquiring the Shares for its own account and partners in AGGI ("AGGI Partners") for investment purposes and not for resale or distribution to others, other than as provided for in Section 1.1 (b), except pursuant an effective registration statement or an exemption therefrom. AGGI and Greenspan jointly and severally represent that they are the agent of AGGI Partners and are authorized to act for them. AGGI represents that it and each and every of the AGGI Partners (a) is an "Accredited Investor" as that term is defined in Rule 502 promulgated under the Securities Act of 1933, as amended, (b) has no contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge to such person or anyone else the Shares or any part thereof except pursuant to Section 1.1 (b);
(c) has received any and all information regarding Trimol and its business and proposed businesses which it has requested in connection with the investment contemplated hereby; (d) has sufficient knowledge and experience in business matters to evaluate the merits and risks of an investment in Trimol; (e) has adequate means of providing for its current needs and possible contingencies and has no need for liquidity of its investment in Trimol; and (f) would be able to bear the economic risk of a complete loss of its investment hereunder. The Shares shall bear the following legend:

      "THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE TRANSFERRED OR RESOLD, EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM."

      Section 4.6 AGGI's Lack of Title to Certain Technology. AGGI acknowledges that it has no right, title and interest to or license in the aluminum-air fuel cell technology developed under or pursuant to the initial Agreement or the Shareholders Agreement or on behalf of the A-P Group or any improvements or enhancements on such technology

                                    ARTICLE V

                                  MISCELLANEOUS

            Section 5.1 Notices. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

         If to A-P Group:                   Trimol Group, Inc.
                                            1285 Avenue of Americas - 35th Floor
                                            New York, New York 10019
                                            Facsimile No.: 212-554-4395
                                            Attn: Mr. Alexander Gordin

         with a copy to:                    Spitzer & Feldman P.C.
                                            405 Park Avenue - 6th floor
                                            New York, New York 10022
                                            Facsimile No.:  212-838-7472
                                            Attn:  M. James Spitzer, Jr., Esq.

         If to AGGI:                        AGGI Limited, LLC
                                            16775 West Park Circle Drive
                                            Chagrin Falls, Ohio 44023
                                            Facsimile No.: 440-543-7770
                                            Attn: Alexander Greenspan

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Section 5.1, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section 5.1, be deemed given upon receipt, and (iii) if delivered by mail in the manner described above to the address as provided in this Section 5.1, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Section 5.1). Any Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other party hereto.

      Section 5.2 Entire Agreement. This Agreement supersedes all prior discussions and agreements between the parties with respect to any and all subject matters and contains the sole and entire agreement between the parties hereto.

      Section 5.3 Expenses. Each party will pay its own costs and expenses incurred in connection with the negotiation, execution and closing of this Agreement and the transactions contemplated hereby and thereby.

      Section 5.4 Waiver. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by law or otherwise afforded, will be cumulative and not alternative.

      Section 5.5 Amendment. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each party hereto.

      Section 5.6 No Assignment. This Agreement may not be assigned.

      Section 5.7 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

      Section 5.8 Invalid Provisions. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

      Section 5.9 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

      Counterparts. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

                                   EONTECH R&D, INC.

                                   By:  /s/ Alexander Greenspan
                                      -----------------------------------
                                   Name: Alexander Greenspan
                                   Title: President


                                   ALUMINUM POWER, INC.

                                   By:  /s/ Jack Braverman
                                      -----------------------------------
                                   Name: Jack Braverman
                                   Title: Vice President


                                   TRIMOL GROUP INC.

                                   By: /s/ Alexander M. Gordin
                                      -----------------------------------
                                   Name: Alexander M. Gordin
                                   Title: President and CEO


                                   EONTECH GROUP INC.

                                   By:  /s/ Jack Braverman
                                      -----------------------------------
                                   Name: Jack Braverman
                                   Title: President


                                   AGGI LIMITED, LLC
                                   FOR ITSSELF & AS AGENT FOR AGGI PARTNERS

                                   By: /s/ Alexander Greenspan
                                      -----------------------------------
                                   Name: Alexander Greenspan
                                   Title: President

                                     s/s Alexander Greenspan
                                   --------------------------------------
                                   Alexander Greenspan, For himself and
                                   AS AGENT FOR AGGI PARTNERS

                                    EXHIBIT A

                       Resignation of Alexander Greenspan

                                                              February 12, 2003

      Re:  Eontech R & D, Inc. (the "Company")
           Resignation as the Company's President and Director

To whom it may Concern:

      As of February 12, 2003 I hereby resign as the President and a member of the Board of Directors of the Company as well as any other positions related thereto.


                                       /s/ Alexander Greenspan
                                       -----------------------------------
                                           Alexander Greenspan